Exhibit (a)(5)

IMMEDIATE RELEASE

Media Contact:	Investor Contact:

Douglas Petkus	Justin Victoria
Wyeth	Wyeth
(973) 660-5218	(973) 660-5340

Wyeth Announces Holder Right to Surrender Convertible Debentures

Madison, N.J., June 16, 2009 – Wyeth (NYSE: WYE) (the “Company”) announced today that holders of Wyeth Floating Rate Convertible Senior Debentures due 2024 (the “Convertible Debentures”) have the right to surrender their Convertible Debentures for purchase by Wyeth pursuant to their terms effective on the July 15, 2009 purchase date. As of June 12, 2009, there was $787,803,000 in aggregate principal amount of Convertible Debentures outstanding.

At the option of each holder, Convertible Debentures will be purchased by the Company at a cash purchase price of $1,000 per $1,000 principal amount at maturity of the Convertible Debentures, plus accrued and unpaid interest to, but excluding, the purchase date, if any.

Because the purchase date coincides with the July 15, 2009 interest payment date, there should be no accrued but unpaid interest payable on the Convertible Debentures on the purchase date, although regular interest payments will be due on the same date to all holders of record on July 1, 2009, the regular interest payment record date.

Holders who were not the record holders of Convertible Debentures on July 1, 2009 will not be entitled to receive the July 15, 2009 interest payment on the Convertible Debentures.

The current conversion rate of the Convertible Debentures is 16.7356 shares of Wyeth common stock, par value $0.33 1/3 per share (the “Common Stock”), payable at the option of the Company in cash and/or Common Stock, if any, per $1,000 aggregate principal amount at maturity of Convertible Debentures outstanding, which is equivalent to a current conversion price of approximately $59.7529 per share.

Assuming that the price per share of the Common Stock is $44.80, the closing price of the Common Stock on the New York Stock Exchange on June 12, 2009, the value of the shares of Common Stock that holders of Convertible Debentures would be entitled to receive upon conversion, if eligible for conversion pursuant to the Indenture, would be $749.75 per $1,000 aggregate principal amount at maturity of Convertible Debentures outstanding. Wyeth intends to settle the entire amount of any conversion of the Convertible Debentures in cash.

The Bank of New York Mellon, the Trustee for the Convertible Debentures, has informed the Company that, as of the date of this communication, all custodians and beneficial holders of the Convertible Debentures hold the Convertible

Debentures through accounts with The Depository Trust Company (“DTC”) and that there are no certificated Convertible Debentures in non-global form. Accordingly, all Convertible Debentures surrendered for purchase must be delivered through the transmittal procedures of DTC.

The Trustee is acting both as the Paying Agent and Conversion Agent, each as defined under the Indenture, for purposes of the purchase option. In order to receive the purchase price for the Convertible Debentures, a holder must conform with the procedural requirements of the Company Notice, including presenting the Convertible Debentures for surrender to the Paying Agent on or before 5:00 p.m., New York City time, on July 14, 2009 at: The Bank of New York Mellon, 101 Barclay Street, 8W, New York, New York 10286, Attention: Global Corporate Finance.

A Company Notice detailing the purchase option is being sent by the Trustee on behalf of the Company to DTC as sole record owner of Convertible Debentures. Copies of the Company Notice and additional information related to the procedures for the purchase option may be obtained from the Trustee by calling 1-800-275-2048.

About Wyeth

Wyeth is one of the world’s largest research-driven pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, vaccines, biotechnology products, nutritionals and non-prescription medicines that improve the quality of life for people worldwide. The Company’s major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.

The statements in this press release that are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, risks related to our proposed merger with Pfizer, including satisfaction of the conditions of the proposed merger on the proposed timeframe or at all, contractual restrictions on the conduct of our business included in the merger agreement, and the potential for loss of key personnel, disruption in key business activities or any impact on our relationships with third parties as a result of the announcement of the proposed merger; the inherent uncertainty of the timing and success of, and expense associated with, research, development, regulatory approval and commercialization of our products and pipeline products; government cost-containment initiatives; restrictions on third-party payments for our products; substantial competition in our industry, including from branded and generic products; emerging data on our products and pipeline products; the importance of strong performance from our principal products and our anticipated new product introductions; the highly regulated nature of our business; product liability, intellectual property and other litigation risks and environmental liabilities; the outcome of government investigations; uncertainty regarding our intellectual property rights and those of others; difficulties associated with, and regulatory compliance with respect to, manufacturing of our products; risks associated with our strategic relationships; global economic conditions; interest and currency exchange rate fluctuations and volatility in the credit and financial markets; changes in generally accepted accounting principles; trade buying patterns; the impact of legislation and regulatory compliance; risks and uncertainties associated with global operations and sales; and other risks and uncertainties, including those detailed from time to time in our periodic reports filed with the Securities and Exchange Commission, including our current reports on Form 8-K, quarterly reports on Form 10-Q and annual report on Form 10-K, particularly the discussion under the caption “Item 1A, Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (SEC) on February 27, 2009. The forward-looking statements in this press release are qualified by these risk factors. We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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